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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 5)

                           CROWN MEDIA HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   228411 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            JUDITH C. WHITTAKER, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                          HALLMARK CARDS, INCORPORATED
                                 DEPARTMENT 339
                                   2501 MCGEE
                           KANSAS CITY, MISSOURI 64108
                                 (816) 274-5583
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices of Communications)


                                 MARCH 11, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

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                                  page 1 of 25

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CUSIP No. 228411 10 4                                       SCHEDULE 13D/A

-------- -----------------------------------------------------------------------
  1.     Name of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).

         Hallmark Cards, Incorporated
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  2.     Check the Appropriate Box if a Member of a Group
         (a) |X|(1)
         (b) [ ]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  3.     SEC Use Only
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  4.     Source of Funds
         WC, OO

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
         [ ]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  6.     Citizenship or Place of Organization
         Missouri

-------- -----------------------------------------------------------------------
                         ------ ------------------------------------------------
       Number of          7.    Sole Voting Power
        Shares                  -0-
 Beneficially Owned by
         Each
       Reporting
      Person With
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                          8.    Shared Voting Power
                                83,817,071 shares of Class A common stock(2)
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                          9.    Sole Dispositive Power
                                -0-
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                          10.   Shared Dispositive Power
                                83,817,071 shares of Class A common stock(2)
                         ------ ------------------------------------------------
-------- -----------------------------------------------------------------------
  11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         89,529,669 shares of Class A common stock(2)(3)
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         [ ]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  13.    Percent of Class Represented by Amount in Row (11)
         85.7%(3)
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  14.    Type of Reporting Person
         CO
-------- -----------------------------------------------------------------------
(1) Beneficial ownership is disclaimed with respect to certain securities of Crown Media Holdings, Inc. (the "Issuer"). See note 3.
(2) Includes 30,670,422 shares of Class B common stock, par value $0.01 per share ("Class B Common Stock"), of the Issuer, which are convertible at the option of the holder into an equivalent number of shares of Class A common stock, par value $.01 per share ("Class A Common Stock"), of the Issuer.
(3) Assuming conversion of the shares of Class B Common Stock included in the response to Items 8, 10 and 11, and calculated using the number of shares of Class A Common Stock and Class B Common Stock outstanding on January 7, 2003. Includes 5,712,598 shares of Class A Common Stock, which are severally beneficially owned by VISN Management Corp. and JP Morgan Partners (BHCA), L.P., that are deemed to be beneficially owned pursuant to Rule 13d-5(b)(1). Beneficial ownership of these 5,712,598 shares of Class A Common Stock is disclaimed.


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CUSIP No. 228411 10 4                                       SCHEDULE 13D/A

-------- -----------------------------------------------------------------------
  1.     Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Hallmark Entertainment Holdings, Inc.
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  2.     Check the Appropriate Box if a Member of a Group
         (a) |X|(1)
         (b) [ ]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  3.     SEC Use Only
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  4.     Source of Funds
         OO

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
         [ ]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  6.     Citizenship or Place of Organization
         Delaware

-------- -----------------------------------------------------------------------
                         ------ ------------------------------------------------
        Number of         7.     Sole Voting Power
        Shares
 Beneficially Owned by           -0-
         Each
       Reporting
      Person With
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                          8.    Shared Voting Power
                                83,817,071 shares of Class A common stock(2)
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                          9.    Sole Dispositive Power
                                -0-
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                          10.   Shared Dispositive Power
                                83,817,071 shares of Class A common stock(2)
                         ------ ------------------------------------------------
-------- -----------------------------------------------------------------------
  11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         89,529,669 shares of Class A common stock(2)(3)
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         [ ]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  13.    Percent of Class Represented by Amount in Row (11)
         85.7%(3)
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  14.    Type of Reporting Person
         CO
-------- -----------------------------------------------------------------------
(1) Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See note 3.
(2) Includes 30,670,422 shares of Class B Common Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock.
(3) Assuming conversion of the shares of Class B Common Stock included in the response to Items 8, 10 and 11, and calculated using the number of shares of Class A Common Stock and Class B Common Stock outstanding on January 7, 2003. Includes 5,712,598 shares of Class A Common Stock, which are severally beneficially owned by VISN Management Corp. and JP Morgan Partners (BHCA), L.P., that are deemed to be beneficially owned pursuant to Rule 13d-5(b)(1). Beneficial ownership of these 5,712,598 shares of Class A Common Stock is disclaimed.


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CUSIP No. 228411 10 4                                       SCHEDULE 13D/A

-------- -----------------------------------------------------------------------
  1.     Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Hallmark Entertainment Investments Co.
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  2.     Check the Appropriate Box if a Member of a Group
         (a) |X|(1)
         (b) [ ]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  3.     SEC Use Only
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  4.     Source of Funds
         OO

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  6.     Citizenship or Place of Organization
         Delaware

-------- -----------------------------------------------------------------------
                         ------ ------------------------------------------------
       Number of          7.    Sole Voting Power
        Shares
 Beneficially Owned by          -0-
         Each
       Reporting
      Person With
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                          8.    Shared Voting Power
                                83,817,071 shares of Class A common stock(2)
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                          9.    Sole Dispositive Power
                                -0-
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                          10.   Shared Dispositive Power
                                83,817,071 shares of Class A common stock(2)
                         ------ ------------------------------------------------
-------- -----------------------------------------------------------------------
  11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         89,529,669 shares of Class A common stock(2)(3)
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  13.    Percent of Class Represented by Amount in Row (11)
         85.7%(3)
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  14.    Type of Reporting Person
         CO
-------- -----------------------------------------------------------------------
(1) Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See note 3.
(2) Includes 30,670,422 shares of Class B Common Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock.
(3) Assuming conversion of the shares of Class B Common Stock included in the response to Items 8, 10 and 11, and calculated using the number of shares of Class A Common Stock and Class B Common Stock outstanding on January 7, 2003. Includes 5,712,598 shares of Class A Common Stock, which are severally beneficially owned by VISN Management Corp. and JP Morgan Partners (BHCA), L.P., that are deemed to be beneficially owned pursuant to Rule 13d-5(b)(1). Beneficial ownership of these 5,712,598 shares of Class A Common Stock is disclaimed.


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This Schedule 13D/A Amendment No. 5 hereby amends and restates in its entirety the Schedule 13D, filed previously by Hallmark Cards, Incorporated and Hallmark Entertainment Holdings, Inc. jointly with respect to the securities of Crown Media Holdings, Inc. In this Amendment, Hallmark Entertainment Investments Co. replaces Hallmark Entertainment Holdings, Inc. as the holder of shares of common stock of Crown Media Holdings, Inc. for the reasons stated below. Hallmark Entertainment Holdings, Inc. is a wholly-owned subsidiary of Hallmark Cards, Incorporated, and Hallmark Entertainment Investments Co. is a majority-owned subsidiary of Hallmark Entertainment Holdings, Inc.

ITEM 1.       SECURITY AND ISSUER.
              --------------------

         This Statement on Schedule 13D/A (this "Schedule 13D/A") relates to shares of Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Crown Media Holdings, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 6430 S. Fiddlers Green Circle, Suite 500, Greenwood Village, Colorado 80111.

         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D/A also relates to the shares of Class A Common Stock issuable upon conversion of shares of the Class B common stock, par value $0.01 per share ("Class B Common Stock", and collectively with the Class A Common Stock, the "Common Stock") of the Issuer. Holders of Class A Common Stock are entitled to one vote for each share held, and holders of Class B Common Stock are entitled to ten votes for each share held, on all matters presented to stockholders.

ITEM 2.       IDENTITY AND BACKGROUND.
              ------------------------

         (a) - (c) and (f): This Schedule 13D/A is being filed by Hallmark Cards, Incorporated ("Hallmark Cards"), a Missouri corporation, Hallmark Entertainment Holdings, Inc. ("Hallmark Entertainment Holdings"), a Delaware corporation and a wholly owned subsidiary of Hallmark Cards, and Hallmark Entertainment Investments Co. ("HEIC"), a Delaware corporation and a majority-owned subsidiary of Hallmark Entertainment Holdings (Hallmark Cards, Hallmark Entertainment Holdings and HEIC, together, the "Reporting Persons"). Hallmark Cards and HEIC each has its principal executive office at 2501 McGee, Kansas City, Missouri 64108. Hallmark Entertainment Holdings has its principal executive office at 1325 Avenue of the Americas, 21st Floor, New York, New York 10019. Hallmark Cards' principal business is the manufacturing of greeting cards. Hallmark Entertainment Holdings' principal business is as a holding company of Hallmark Entertainment, LLC (formerly Hallmark Entertainment, Inc. and referred to herein as "Hallmark Entertainment"), which has as its principal business the production of made-for-television movies, mini-series and series. HEIC's principal business is holding shares of Common Stock and evaluating media investment opportunities in which Crown does not have an interest. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons is set forth in
Schedule I hereto and is incorporated herein by reference.

         (d) and (e): During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on
Schedule I hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has

                                    5 of 25

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been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
              --------------------------------------------------

         HEIC Contribution Agreement. HEIC acquired 53,146,649 shares of Class A
         ---------------------------
Common Stock and 30,670,422 shares of Class B Common Stock on March 11, 2003 pursuant to a Contribution Agreement dated as of March 11, 2003 (the "HEIC Contribution Agreement") by and among HEIC, Hallmark Entertainment Holdings, Liberty Crown, Inc. ("Liberty Crown"), VISN Management Corp. ("VISN") and JP Morgan Partners (BHCA), L.P. ("JPM"). Pursuant to the HEIC Contribution Agreement, each of the parties other than HEIC contributed shares of Class A Common Stock and/or Class B Common Stock in exchange for Class A common stock, par value $.01 ("HEIC Class A Common Stock"), of HEIC and Class B common stock, par value $.01 ("HEIC Class B Common Stock", and collectively with the HEIC Class A Common Stock, the "HEIC Common Stock"), of HEIC, respectively. A copy of the HEIC Contribution Agreement is incorporated by reference as an Exhibit hereto.

         Acquisition by Hallmark Entertainment Holdings. On December 31, 2001,
         ----------------------------------------------
Hallmark Entertainment transferred to Hallmark Entertainment Holdings its entire interest in the Issuer, comprised of 39,135,649 shares of Class A Common Stock and 30,670,422 shares of Class B Common Stock, as a distribution to Hallmark Entertainment Holdings.

         Films Transaction. On September 28, 2001, Hallmark Entertainment
         -----------------
received 33,319,528 shares of Class A Common Stock, as consideration in exchange for the transfer by Hallmark Entertainment Distribution, LLC, a Delaware limited liability company and wholly owned subsidiary of Hallmark Entertainment, ("Hallmark Entertainment Distribution") to the Issuer of certain made-for-television movies, specials, theatrical films, mini-series, series and made-for-video product consisting of 702 titles, along with related film properties and rights (the "film assets") under that certain Purchase and Sale Agreement, dated as of April 10, 2001, by and between the Issuer and Hallmark Entertainment Distribution (the "Purchase and Sale Agreement").

         The number of shares of Class A Common Stock included in the purchase price for the film assets was calculated as follows with the "average stock price" meaning the average of the closing price per share of the Class A Common Stock as reported on the Nasdaq National Market System on each trading day during the period beginning on November 6, 2000 (the date on which the Issuer publicly announced that it was investigating the possibility of a transaction) and ending on the trading date immediately prior to the closing date for the films transaction:

        o        if the average stock price was less than $17.00, then
                 35,294,118 shares;

        o if the average stock price was greater than $18.70, then 32,085,562 shares; or

        o if the average stock price was at least $17.00, but not greater than $18.70, then the number of shares was to equal $600,000,000 divided by the average stock price.

                                    6 of 25

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         Based on an average stock price of $17.78 from November 6, 2000, to
September 27, 2001, the last trading day immediately prior the closing date of the films transaction, the Issuer issued 33,744,528 shares. Of the total number of shares issued in the transaction, 33,319,528 were delivered to Hallmark Entertainment and 425,000 shares were issued in escrow and were later returned to the Issuer in connection with a stockholder litigation settlement.

         Acquisition from Henson. On July 27, 2001, Hallmark Entertainment
         -----------------------
purchased 5,377,721 shares of the outstanding Class A Common Stock from The Jim Henson Company ("Henson"), a subsidiary of German media company, EM.TV & Merchandising AG ("EM.TV") for $90 million in cash. The shares were originally issued to Henson in March 2001 in exchange for Henson's 22.5% interest in Crown Media United States, LLC ("CMUS") (formerly known as Odyssey Holdings, L.L.C.) and Henson's 50% interest in H&H Programming-Asia, LLC. The source of funds used by Hallmark Entertainment to acquire the 5,377,721 shares of Class A Common Stock from Henson was working capital.

         Acquisition from Kirsch. On November 14, 2000, Hallmark Cards purchased
         -----------------------
360,000 shares of the outstanding Class A Common Stock from Kirsch Media Group for $5,850,000 cash. The source of funds used by Hallmark Cards to acquire the 360,000 shares of Class A Common Stock from Kirsch Media Group was working capital. On December 26, 2000, Hallmark Cards transferred these 360,000 shares together with an additional 78,400 shares of Class A Common Stock held by it to Hallmark Entertainment as a contribution of capital, valued at $14 per share. In June 2001, Hallmark Cards also transferred 7,000 shares of Class A Common Stock held by it to certain of its executive officers.

         Contribution Agreement. Hallmark Entertainment acquired 30,670,422
         ----------------------
shares of Class B Common Stock on May 9, 2000 (the "IPO Date") from the Issuer in exchange for its interest in Crown Media International, Inc. (formerly Crown Media, Inc.) pursuant to a Contribution Agreement dated as of January 27, 2000 (the "Contribution Agreement") by and among the Issuer, Hallmark Entertainment, Crown Media International, Inc., Liberty Media Corporation ("Liberty Media"), Vision Group Incorporated, VISN, National Interfaith Cable Coalition, Inc. and Chase Equity Associates, L.P. (now known as JPM). A copy of the Contribution Agreement is incorporated by reference as an Exhibit hereto.

ITEM 4.       PURPOSE OF TRANSACTION.
              -----------------------

         HEIC Contribution Agreement. On March 11, 2003, HEIC received
         ---------------------------
53,146,649 shares of Class A Common Stock and 30,670,422 shares of Class B Common Stock pursuant to the HEIC Contribution Agreement. Pursuant to the HEIC Contribution Agreement, Hallmark Entertainment Holdings contributed its entire equity interest in the Issuer, comprised of 39,259,480 shares of Class A Common Stock and 30,670,422 shares of Class B Common Stock (the "Transferred Shares"), in exchange for 39,260 shares of HEIC Class A Common Stock (or 73.9% of the outstanding shares of HEIC Class A Common Stock) and 30,670 shares of HEIC Class B Common Stock (or 100% of the outstanding shares of HEIC Class B Common Stock). Also pursuant to the HEIC Contribution Agreement, Liberty Crown contributed 9,416,746 shares of Class A Common Stock in exchange for 9,417 shares of HEIC Class A Common Stock (or 17.7% of the outstanding shares of HEIC Class A Common Stock); JPM contributed 3,836,620 shares of Class A Common Stock in exchange for 3,837 shares of HEIC Class A Common Stock (or 7.2% of the

                                    7 of 25

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outstanding shares of HEIC Class A Common Stock); and VISN contributed 633,803 shares of Class A Common Stock in exchange for 634 shares of HEIC Class A Common Stock (or 1.2% of the outstanding shares of HEIC Class A Common Stock). HEIC intends to hold the shares of Common Stock and evaluate media investment opportunities in which the Issuer does not have an interest.

         Hallmark Cards will include the Issuer in its consolidated federal income tax return. Accordingly, Hallmark Cards will benefit from future tax losses which may be generated by the Issuer. Pursuant to a tax sharing agreement between Hallmark Cards and the Issuer, Hallmark Cards will pay the Issuer all of the benefits realized by Hallmark Cards as a result of consolidation, 75% in cash on a quarterly basis and the 25% balance as the Issuer becomes a taxpayer, which is expected to provide the Issuer with substantial additional funding for the next few years. Under the tax sharing agreement, at Hallmark Card's option, this 25% balance may also be applied as an offset against amounts owed by the Issuer to any member of the Hallmark consolidated group under any loan, line of credit or other payable, subject to any limitations under any loan indentures or contracts restricting such offsets.

         As a result of the transactions pursuant to the HEIC Contribution Agreement, assuming conversion of the Class B Common Stock, HEIC would own 80.2% of the outstanding shares of Class A Common Stock. Accordingly, because Hallmark Entertainment Holdings controls HEIC, Hallmark Entertainment Holdings has increased its voting power in the Issuer, subject to the terms of the HEIC Stockholders Agreement described in Item 6 below.

         HEIC intends to hold the shares for investment purposes. Hallmark Cards remains the beneficial owner of the Transferred Shares. Hallmark Entertainment Holdings originally acquired the Transferred Shares in the transactions further described below.

         Consent and Waiver. On March 11, 2003, in connection with the HEIC
         ------------------
Contribution Agreement, each of the Issuer, VISN and DirecTV Enterprises, Inc. executed a Consent and Waiver (the "Stockholders Agreement Waiver") to the Second Amended and Restated Stockholders Agreement (as amended, the "Stockholders Agreement"). Pursuant to the Stockholders Agreement Waiver, one director of the Issuer's Board of Directors will be nominated by VISN, at least two independent directors will be nominated by the Board of Directors and the remaining directors will be nominated by HEIC; provided that one such nominee shall be the Chief Executive Officer of the Issuer.

         Acquisition by Hallmark Entertainment Holdings. On December 31, 2001,
         ----------------------------------------------
Hallmark Entertainment Holdings received from Hallmark Entertainment, its wholly-owned subsidiary, the entire equity interest held by Hallmark Entertainment in the Issuer, comprised of 39,135,649 shares of Class A Common Stock and 30,670,422 shares of Class B Common Stock, as a distribution to Hallmark Entertainment Holdings and as part of an internal reorganization of assets between the two companies as parent/subsidiary. Hallmark Entertainment Holdings held the shares for investment purposes.

         Films Transaction. On September 28, 2001, the Issuer and Hallmark
         -----------------
Entertainment Distribution closed the films transaction pursuant to the Purchase and Sale Agreement. Pursuant to the Purchase and Sale Agreement, the Issuer issued to Hallmark Entertainment 33,319,528


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shares of Class A Common Stock in exchange for the transfer by Hallmark
Entertainment Distribution to the Issuer of the film assets. Hallmark Entertainment acquired the shares of Class A Common Stock as a result of the transfer of assets to the Issuer, and held the shares for investment purposes.

         Acquisition from Henson. On July 27, 2001, Hallmark Entertainment
         -----------------------
purchased 5,377,721 shares of the outstanding Class A Common Stock from Henson for $90 million in cash. The shares were originally issued to Henson in March 2001 in exchange for Henson's 22.5% interest in CMUS and Henson's 50% interest in H&H Programming -- Asia, LLC. The purpose of Hallmark Entertainment's purchase from Henson was for investment purposes.

         Acquisition from Kirsch. On November 14, 2000, Hallmark Cards purchased
         -----------------------
360,000 shares of the outstanding Class A Common Stock from Kirsch Media Group for $5,850,000 cash. The source of funds used by Hallmark Cards to acquire the 360,000 shares of Class A Common Stock from Kirsch Media Group was working capital. On December 26, 2000, Hallmark Cards transferred these 360,000 shares together with an additional 78,400 shares of Class A Common Stock held by it to Hallmark Entertainment as a contribution of capital, valued at $14 per share. In June 2001, Hallmark Cards also transferred 7,000 shares of Class A Common Stock held by it to certain of its executive officers. The purpose of Hallmark Entertainment's purchase from Hallmark Cards was investment purposes.

         Contribution Agreement. Prior to the consummation of the transactions
         ----------------------
contemplated by the Contribution Agreement, (i) Hallmark Entertainment owned 88.9% of the equity interest in Crown Media International, Inc. ("CMI"), which owned a 22.5% common equity interest in CMUS, (ii) JPM owned the remaining 11.1% equity interest in CMI, (iii) National Interfaith Cable Coalition, Inc. owned a 22.5% common equity interest in CMUS, and (iv) Liberty Media indirectly owned a 32.5% common equity interest in CMUS. The purpose of the transactions contemplated by the Contribution Agreement, which occurred simultaneously with the closing of the initial public offering of the Issuer (the "IPO"), was to reorganize the foregoing interests in CMI and CMUS under the Issuer in exchange for shares of Common Stock and to facilitate the IPO. As a result of the reorganization, Hallmark Entertainment owned all of the outstanding shares of Class B Common Stock, which represented approximately 89.9% of the voting power of the outstanding shares of Common Stock. Accordingly, Hallmark Entertainment (and now Hallmark Entertainment Holdings) controlled the Issuer, subject to the terms of the Stockholders Agreement described in Item 6 below.

         Hallmark Cards acquired the shares of Class A Common Stock in the IPO for investment purposes. Hallmark Entertainment acquired the shares of Class A Common Stock subsequent to the IPO for investment purposes.

         Except as set forth herein, none of the Reporting Persons have any plans or proposals which relate to or would result in:

        (a) the acquisition of any additional securities of the Issuer, or the disposition of any securities of the Issuer;

                                    9 of 25

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        (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

        (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill existing vacancies on the board;

        (e) any material change in the present capitalization or dividend policy of the Issuer;

        (f) any other material change in the Issuer's business or corporate structure;

        (g) any change in the Issuer's charter or by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) causing a class of equity securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) a class of equity securities of the Issuer becoming ineligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

        (j) any action similar to the foregoing.

        Notwithstanding the foregoing, any of the Reporting Persons may determine to change its plans or proposals with respect to the Issuer at any time in the future. In reaching any conclusion as to their future course of action, the Reporting Persons will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Persons, developments with respect to the business of the Reporting Persons, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock. The Reporting Persons reserve the right, based on all relevant factors, to acquire additional shares of the Common Stock or, subject to the terms of the Stockholders Agreement and the HEIC Stockholders Agreement and restrictions under applicable securities laws, dispose of shares of Common Stock.

ITEM 5.       INTERESTS IN SECURITIES OF THE ISSUER.
              --------------------------------------
         (a)-(b): Upon the conversion of the 30,670,422 shares of Class B Common Stock held by HEIC, HEIC would own 83,817,071 shares of Common Stock, which would comprise 80.2% of the shares of Class A Common Stock that would then be outstanding. HEIC shares dispositive power over such shares with Hallmark Cards, Hallmark Entertainment Holdings, Liberty Crown, VISN and JPM. HEIC shares voting power over such shares with Hallmark Cards and Hallmark Entertainment Holdings.

         Hallmark Entertainment Holdings owns no shares of Common Stock. Hallmark Entertainment Holdings shares dispositive power over the 83,817,071 shares of Common Stock held

                                    10 of 25
by HEIC with HEIC, Hallmark Cards, Liberty Crown, VISN and JPM. Hallmark Entertainment Holdings shares voting power over such shares with Hallmark Cards and HEIC.

         Hallmark Cards owns no shares of Common Stock. Because Hallmark Entertainment Holdings is a wholly owned subsidiary of Hallmark Cards, Hallmark Cards shares dispositive power over the 83,817,071 shares of Common Stock held by HEIC with HEIC, Hallmark Entertainment Holdings, Liberty Crown, VISN and JPM. Because Hallmark Entertainment Holdings is a wholly owned subsidiary of Hallmark Cards, Hallmark Cards shares voting power over such shares with Hallmark Entertainment Holdings and HEIC.

         Hallmark Cards, Hallmark Entertainment Holdings, HEIC, Liberty Crown, VISN and JPM may be deemed to have formed a group in connection with the execution of the HEIC Contribution Agreement and the consummation of the transactions contemplated thereunder. Pursuant to Rule 13d-5(b)(1), each member of the group is deemed to beneficially own all shares of Common Stock held by each member of the group. According to the definitive proxy materials of the Issuer filed on April 29, 2002 and excluding the shares of Class A Common Stock contributed to HEIC pursuant to the Contribution Agreement, VISN and JPM beneficially own 5,704,225 and 8,373 shares of Class A Common Stock respectively. Consequently, assuming conversion of all outstanding shares of Class B Common Stock, each Reporting Person is deemed to beneficially own 89,529,669 shares of Class A Common Stock or 85.7% of the shares of Class A Common Stock. However, each Reporting Person hereby disclaims beneficial ownership with respect to shares of Common Stock directly beneficially owned by each of VISN and JPM.

         The information requested by (a)-(b) of this Item 5 for each director and executive officer of Hallmark Cards, Hallmark Entertainment Holdings and HEIC is set forth in Schedule II hereto and is incorporated herein by reference.

         (c): On March 11, 2003, HEIC acquired 53,146,649 shares of Class A Common Stock and 30,670,422 shares of Class B Common Stock in exchange for shares of HEIC. On March 11, 2003, Hallmark Entertainment Holdings transferred 39,259,480 shares of Class A Common Stock and 30,670,422 shares of Class B Common Stock to HEIC in exchange for shares of HEIC Common Stock; Liberty Crown transferred 9,416,746 shares of Class A Common Stock to HEIC in exchange for shares of HEIC Class A Common Stock, JPM transferred 3,836,620 shares of Class A Common Stock to HEIC in exchange for shares of HEIC Class A Common Stock; and VISN transferred 633,803 shares of Class A Common Stock to HEIC in exchange for shares of HEIC Class A Common Stock. See Item 4.

         Except as described in this Item 5(c), neither of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of their directors or executive officers, has effected any transactions in shares of Common Stock during the past 60 days.

         (d):  None

         (e):  Not applicable.
                                    11 of 25

Item 6.       Contracts, Arrangements, Understandings or Relationships with
              -------------------------------------------------------------
              Respect to Securities of the Issuer.
              ------------------------------------

         HEIC Stockholders Agreement. Hallmark Entertainment Holdings and HEIC
         ---------------------------
are parties to the Stockholders Agreement, dated as of March 11, 2003, (the "HEIC Stockholders Agreement") by and among HEIC, Hallmark Entertainment Holdings, Liberty Crown, VISN and JPM. The HEIC Stockholders Agreement provides that HEIC's Board of Directors will consist of three Class I Directors having one vote each and six Class II Directors having two votes each. Hallmark Entertainment Holdings shall have the right to nominate six Class II Directors, and each of Hallmark Entertainment Holdings, Liberty Crown and JPM have the right to nominate one Class I Director. VISN is entitled to designate a non-voting observer to HEIC's Board of Directors. In addition, each of Liberty and JPM have the right to designate one person as one of the directors to the Issuer's Board of Directors that affiliates of Hallmark Entertainment Holdings are entitled to nominate under the Stockholders Agreement or otherwise.

         At any meeting of the stockholders of the Issuer or action by written consent of the Issuer stockholders, the board of directors of HEIC shall cause HEIC to vote its shares of Class A Common Stock and Class B Common Stock as directed by Hallmark Entertainment Holdings.

         The rights of Hallmark Entertainment Holdings, Liberty and JPM to nominate directors to HEIC's Board of Directors, the rights of Liberty and JPM to designate one person as one of the directors to the Issuer's Board of Directors that affiliates of Hallmark Entertainment Holdings are entitled to nominate and the right of Hallmark Entertainment Holdings to direct the vote of the Common Stock held by HEIC will terminate on the later of (1) such party owning less than 2.5% of HEIC Common Stock then outstanding or (2) such party ceasing to own at least 75% of the HEIC Common Stock specified for such party (which is equal to the number of shares such party held as of the date of the HEIC Stockholders' Agreement) appropriately adjusted for stock splits, dividends or combinations of shares of HEIC Common Stock. The right of VISN to nominate a non-voting observer to the HEIC Board of Directors shall terminate when VISN ceases to own at least 75% of the HEIC Common Stock specified (which is equal to the number of shares VISN held as of the date of the HEIC Stockholders' Agreement) appropriately adjusted for stock splits, dividends or combinations of shares of HEIC Common Stock, mergers, recapitlizations, consolidations or other reorganizations.

         In addition, the HEIC Stockholders Agreement provides that, in the event Hallmark Entertainment Holdings proposes to transfer 20% or more of the outstanding HEIC Common Stock in a series of related transactions during a 6-month period or pursuant to one agreement during any longer period, each other party to the HEIC Stockholders Agreement other than HEIC will have the right to participate on the same terms in that transaction with respect to the proportionate number of such other party's shares of HEIC and the Issuer.

Under the HEIC Stockholders Agreement, HEIC also agreed that, for so long as any party is entitled to nominate a director to the HEIC board of directors, HEIC may not take the following actions without the consent of all such stockholders entitled to nominate a director to the HEIC board of directors:

        o any amendment or repeal of, or addition to HEIC's certificate of incorporation;

                                    12 of 25

        o issuance or redemption of capital stock of HEIC or securities exercisable or convertible into such capital stock;

        o any spin-off, merger, consolidation or other business combination of HEIC (other than arising out of or related to a merger, consolidation or other business combination involving the Issuer);

        o   the dissolution, liquidation or conversion of HEIC; or

        o any sale, pledge or distribution or other transfer of shares of Common Stock, except in a merger, consolidation, tender offer, exchange offer or other business combination involving the Issuer and approved in accordance with the terms of the Stockholders Agreement.

         The HEIC Stockholders Agreement also limits certain affiliate transactions with HEIC and the parties to the HEIC Stockholders Agreement and with the Issuer or the Issuer's subsidiaries and any affiliate of Hallmark Entertainment Holdings. With respect to certain transactions with an aggregate value of not more than $35 million with the Issuer or the Issuer's subsidiaries and any affiliate of Hallmark Entertainment Holdings, approval is required by a majority of the independent directors of the Issuer's Board of Directors. With respect to certain transactions with an aggregate value of more than $35 million with the Issuer or the Issuer's subsidiaries and any affiliate of Hallmark Entertainment Holdings, approval is required by a majority of the members of the Issuer's Board of Directors that are not nominated by any affiliate of Hallmark Entertainment Holdings, provided that for this purpose the Liberty Crown and JPM nominees shall not be treated as having been nominated by an affiliate of Hallmark Entertainment Holdings.

         The HEIC Stockholders Agreement also provides that Hallmark Entertainment Holdings and its affiliates will not agree to any spin-off, merger tender offer, exchange offer, consolidation or other business combination of HEIC or the Issuer in connection with which Hallmark Entertainment Holdings or any of its affiliates is entitled to registration rights with respect to any non-cash consideration it receives, unless, with respect to the non-cash consideration it receives, Liberty Crown, JPM, and VISN each receive registration rights with terms no less favorable in any material respect than those received by Hallmark Entertainment Holdings or any of its affiliates.

         The foregoing summary is qualified in its entirety by reference to the text of the HEIC Stockholders Agreement which is filed as an Exhibit hereto and hereby incorporated by reference.

         HEIC Contribution Agreement. See Items 3 and 4 for a summary of the
         ---------------------------
HEIC Contribution Agreement.

         Option of Robert A. Halmi, Jr. Pursuant to a provision in an employment
         ------------------------------
agreement between Hallmark Entertainment Holdings and Robert A. Halmi, Jr., dated October 1, 2001, Hallmark Entertainment Holdings agreed to grant Mr. Halmi stock options to purchase from Hallmark Entertainment Holdings up to 3.4 million shares of Class A Common Stock at a price per share of $11.13. The stock options will vest on September 30, 2004, and will expire on Sep-


                                    13 of 25
tember 30, 2006. In the event of termination of the employment of Mr. Halmi, depending on the circumstances, all unvested stock options will either become vested or be forfeited. By written notice delivered to Hallmark Entertainment Holdings in October of 2004, 2005 or 2006, Mr. Halmi will have the right to put to Hallmark Entertainment Holdings any shares of Common Stock acquired by Mr. Halmi under the stock options at a price per put share equal to fair market value for Common Stock as of the date of Hallmark Entertainment Holdings' receipt of Mr. Halmi's put notice. The fair market value shall mean, as of any given date, the highest average closing price of the Common Stock on the Nasdaq Stock Market, as of the close of business hours of the Nasdaq Stock Market, without regard to any after-hours trading, or if the Common Stock is not listed on the Nasdaq Stock Market, on any national securities exchange on which the Common Stock is listed, for (1) the five-day trading period ending on the fifth trading date immediately preceding such date, (2) the five-day trading period on the tenth trading date immediately preceding such date, (3) the five-day trading period ending on the fifteenth trading date immediately preceding such date or
(4) the five-day trading period ending on the twentieth trading date immediately preceding such date. If there is no regular public trading market for such Common Stock, the put price shall be determined by the Board of Directors of Hallmark Entertainment Holdings in good faith. The put price (less $11.13) shall be reduced by 10% as to shares of Common Stock for which Mr. Halmi exercises a put option in 2004 and by 5% as to shares of Common Stock for which Mr. Halmi exercises a put option in 2005. The shares transferred by Hallmark Entertainment Holdings pursuant to the Contribution Agreement were subject to Mr. Halmi's stock options.

         Films Transaction. On September 28, 2001, Hallmark Entertainment
         -----------------
Distribution acquired 33,319,528 shares of Class A Common Stock from the Issuer as consideration for the transfer by Hallmark Entertainment Distribution to the Issuer of the film assets pursuant to the Purchase and Sale Agreement.

         Registration Rights Agreement. HEIC is a party to a Registration Rights
         -----------------------------
Agreement, dated September 28, 2001, by and between Crown Media Holdings, Inc. and Hallmark Entertainment Distribution, LLC, as assigned by assignments dated September 28, 2001, December 31, 2001 and March 11, 2003. The Registration Rights Agreement confers on HEIC, or its assignee, the right, on not more than four occasions in the aggregate, and no more frequently than once every six months, to require the Issuer to register for offer and sale under the Securities Act of 1933, as amended, (the "Securities Act") all or a portion of the Class A Common Stock acquired by Hallmark Entertainment Distribution (and now held by HEIC) pursuant to the Purchase and Sale Agreement (or as otherwise acquired up to a maximum 5% of the outstanding shares of the Issuer at the date of the registration demand), provided that the shares of Class A Common Stock for which a demand registration is made must represent at least 7% of the aggregate shares of the Issuer then issued and outstanding. In addition, HEIC has the right to participate, subject to certain restrictions, in any registered public offering filed by the Issuer under the Securities Act.

         Henson Acquisition. On July 27, 2001, Hallmark Entertainment acquired
         ------------------
5,377,721 shares of outstanding Class A Common Stock from Henson for an aggregate purchase price of $90 million in cash. This purchase was made pursuant to a Stock Purchase Agreement, dated as of July 24, 2001, by and between Henson and Hallmark Entertainment.

                                    14 of 25

         Stockholders Agreement. The Stockholders Agreement, as amended,
         ----------------------
provides that the Issuer's Board of Directors will consist of not less fifteen members, with one director being nominated by VISN, at least two independent directors who will not be officers or employees of any of the parties or their affiliates nominated by the Board of Directors and the remaining directors nominated by HEIC; provided that one such nominee shall be the Chief Executive Officer of the Issuer. The rights of the parties to nominate a director will terminate on the later of (1) such party owning less than 5% of the Common Stock then outstanding or (2) such party ceasing to own at least 75% of the Common Stock such party owned immediately following the completion of the IPO.

         The parties to the Stockholders Agreement agree not to transfer more than 25% of the Common Stock owned by them on August 30, 2001 until May 9, 2002, subject to exceptions, such as transfers to their affiliates, another party to the Stockholders Agreement or their affiliates, to their executives under a stock-based compensation package, or in a transaction involving a merger, consolidation or business combination with, or a tender offer for all of the Common Stock by, a third party that is not affiliated with the Issuer.

         In addition, the Stockholders Agreement provides that, in the event HEIC proposes to transfer 20% or more of the outstanding Common Stock to an unaffiliated third party, each other party to the Stockholders Agreement will have the right to participate on the same terms in that transaction with respect to the proportionate number of such other party's shares.

         Under the Stockholders Agreement, HEIC has the right to require the Issuer on four occasions, and the other parties, as a group, have the right to require the Issuer on two occasions, to register for sale the shares of the Common Stock they hold, so long as the number of shares they require the Issuer to register in each case is at least 7% of the Common Stock then outstanding. HEIC and the other parties also have an unlimited number of "piggy back" registration rights.

         The Stockholders Agreement also provides that the Issuer will be obligated to pay all expenses that result from the registration of HEIC's and the other parties' Common Stock under the Stockholders Agreement, other than registration and filing fees, attorneys fees, underwriter fees or expenses and underwriting discounts and commissions. The Issuer also agreed to indemnify such parties against any liabilities that may result from their sale of Common Stock, including Securities Act liabilities.

         Under the Stockholders Agreement, the Issuer also agreed that, for so long as the Issuer or any of its affiliates are entitled to have a representative on the CMUS governance committee, and VISN and its affiliates either (a) are entitled to nominate to, or designate a member of, the Issuer's Board of Directors or (b) beneficially own any preferred interests in CMUS, then neither the Issuer nor any of its affiliates will, without the consent of the member of the Issuer's Board of Directors nominated by VISN or a representative of the National Interfaith Cable Coalition, Inc., vote in favor of:

        o any specified change in, or action described in, the CMUS amended and restated company agreement that relates to VISN's preferred interest in CMUS or that relates to VISN's rights to programming on the CMUS Network or its programming budget;


                                    15 of 25

        o     any repayment or redemption of specified equity interests in CMUS;

        o any transfer of all or substantially all of CMUS assets or any business combination involving CMUS where CMUS is not the surviving entity, unless the transferee assumes specified obligations under the CMUS amended and restated company agreement until the later of the fifth anniversary of the IPO or the second anniversary of the transfer or business combination;

        o the dissolution of CMUS, except in connection with a complete liquidation;

        o any transfer of all or substantially all of CMUS assets to, or any business combination involving CMUS with, the Issuer or any of its affiliates, or any other material transaction with the Issuer or any of its affiliates, unless the Issuer comply with specified restrictions relating to any financial benefit the Issuer receives from the transaction that is more than what the Issuer would have received had the transaction been on an arm's-length basis or on commercially reasonable terms;

o any transfer of all or substantially all of CMUS assets or any business combination involving CMUS where CMUS is not the surviving entity, prior to the second anniversary of the IPO; or

o any amendment to CMUS amended and restated company agreement that would result in none of the Issuer or its affiliates having the right to consent to take any of the actions listed in the above bullet points or impact specified VISN's obligations under the CMUS amended and restated company agreement or specified interests with respect to VISN's preferred interests in CMUS.

         The Issuer also agreed under the Stockholders Agreement not to transfer any of its interest in CMUS prior to the second anniversary of the IPO without the consent of the VISN or the National Interfaith Cable Coalition, Inc. In addition, the Issuer agreed not to transfer any of its interests in CMUS after the second anniversary of the IPO unless the transfer is conditioned on the requirement that the transferee assume the Issuer's obligations described above. Under the terms of the Stockholders Agreement, the transferee's obligations will generally expire on the later of (1) the fifth anniversary of the IPO, (2) the second anniversary of the transfer or (3) the repayment of VISN's preferred interest in CMUS, except that the obligations of the transferee will expire upon dissolution of CMUS.

         The Stockholders Agreement also limits certain affiliate transactions with the parties to the Stockholders Agreement, requiring approval by a majority of the independent directors of the Issuer's Board of Directors for certain transactions with an aggregate value of not more than $35 million and requiring approval by a majority of the members of the Issuer's Board of Directors that are not nominated by such stockholder that is a party to the affiliated transaction for certain transactions with an aggregate value of more than $35 million.

         In connection with the transactions pursuant to the HEIC Contribution Agreement, each of Liberty, Liberty Crown and JPM acknowledged that it has no further rights under the Stockholders Agreement. In addition, pursuant to an Acknowledgment and Agreement dated as of March 11, 2003, HEIC became a signatory to the Stockholders Agreement, receiving the same rights and bound by the same obligations as Hallmark Entertainment Holdings, except as provided in certain transfer restrictions and tag-along provisions of the Stockholders Agreement.

                                    16 of 25

         The foregoing summary is qualified in its entirety by reference to the text of the Stockholders Agreement and the Stockholders Agreement Waiver, each of which is filed as an Exhibit hereto and hereby incorporated by reference.



ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.
              ---------------------------------

(1) Contribution Agreement, dated as of January 27, 2000, by and among Hallmark Entertainment, Inc., Crown Media, Inc., Liberty Media Corporation, Vision Group Incorporated, VISN Management Corp., National Interfaith Cable Coalition, Inc., Chase Equity Associates, L.P. and Crown Media Holdings, Inc. (previously filed as Exhibit 2.1 to the Registration Statement on Form S-1/A (Amendment No. 1) of Crown Media Holdings, Inc., Commission File No. 333-95573, filed on March 10, 2000, and incorporated herein by reference)

(2) Second Amended and Restated Stockholders Agreement, dated as of August 30, 2001, by and among Hallmark Entertainment, Inc., Liberty Media Corporation, Liberty Crown, Inc., VISN Management Corp., JP Morgan Partners (BHCA), L.P., DIRECTV Enterprises, Inc. and Crown Media Holdings, Inc. (previously filed as Exhibit 10.6 to the Quarterly Report on Form 10-Q of Crown Media Holdings, Inc, Commission File No.000-30700, filed on November 13, 2001 and incorporated herein by reference)

(3) Purchase and Sale Agreement, dated as of April 10, 2001, by and between Hallmark Entertainment Distribution LLC and Crown Media Holdings, Inc. (previously filed as Appendix A to the definitive proxy materials of Crown Media Holdings, Inc. filed on May 7, 2001 and incorporated herein by reference)

(4) Stock Purchase Agreement, dated as of July 24, 2001, by and between The Jim Henson Company, Inc. and Hallmark Entertainment (previously filed as Exhibit 5 to the Schedule 13D/A Amendment No.1 of the Reporting Persons filed on August 7, 2001 and incorporated herein by reference)

(5) Registration Rights Agreement, dated as of September 28, 2001, by and between Crown Media Holdings, Inc. and Hallmark Entertainment Distribution LLC (previously filed as Exhibit 6 to the Schedule 13D/A Amendment No. 2 of the Reporting Persons, filed on October 16, 2001 and incorporated herein by reference)

(6) Agreement, dated as of December 31, 2001, by and between Hallmark Entertainment, Inc. and Hallmark Entertainment Holdings, Inc. (previously filed as Exhibit 8 to the Schedule 13D/A Amendment No. 3 of the Reporting Persons, filed on January 18, 2002 and incorporated herein by reference)

(7) Acknowledgement and Agreement, dated December 31, 2001, by Hallmark Entertainment Holdings, Inc. (previously filed as Exhibit 10 to the
         Schedule 13D/A Amendment No. 3 of the Reporting Persons, filed on January 18, 2002 and incorporated herein by reference)


                                    17 of 25

(8) Assignment Acknowledgment, dated September 28, 2001, by and between Hallmark Entertainment Distribution, LLC and Crown Media Holdings, Inc. (previously filed as Exhibit 11 to the Schedule 13D/A Amendment No. 3 of the Reporting Persons, filed on January 18, 2002 and incorporated herein by reference)

(9) Assignment Acknowledgment, dated December 31, 2001, by and between Hallmark Entertainment, LLC and Crown Media Holdings, Inc. (previously filed as Exhibit 12 to the Schedule 13D/A Amendment No. 3 of the Reporting Persons, filed on January 18, 2002 and incorporated herein by reference)

(10) Option of Robert A. Halmi, Jr., dated October 31, 2001, by and between Hallmark Entertainment Holdings, Inc. and Robert A. Halmi, Jr. (previously filed as Exhibit 13 to the Schedule 13D/A Amendment No. 4 of the Reporting Persons, filed on March 22, 2002 and incorporated herein by reference)

(11) Joint Filing Agreement, dated as of March 13, 2003, by and between Hallmark Cards, Incorporated, Hallmark Entertainment Holdings, Inc. and Hallmark Entertainment Investments, Co.

(12) Contribution Agreement, dated as of March 11, 2003, by and among Hallmark Entertainment Investments, Co., Hallmark Entertainment Holdings, Inc., Liberty Crown, Inc., VISN Management Corp., and JP Morgan Partners (BHCA), L.P.

(13) Stockholders Agreement, dated as of March 11, 2003, by and among Hallmark Entertainment Investments, Co., Hallmark Entertainment Holdings, Inc., Liberty Crown, Inc., VISN Management Corp. and JP Morgan Partners (BHCA), L.P.

(14) Form of Consent and Waiver, dated as of March 11, 2003, to the Second Amended and Restated Stockholders Agreement, dated as of August 30, 2001, by and among Hallmark Entertainment Investments Co., Liberty Media Corporation, Liberty Crown, Inc., VISN Management Corp., JP Morgan Partners (BHCA), L.P., DirecTV Enterprises, Inc. and Crown Media Holdings, Inc.

(15) Acknowledgment and Agreement, dated as of March 11, 2003, by Hallmark Entertainment Investments Co.

(16) Assignment and Assumption Agreement, dated as of March 11, 2003, by and between Hallmark Entertainment Holdings, Inc. and Hallmark Entertainment Investments Co.

                                    18 of 25

                                   Signatures

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:   March 13, 2003               HALLMARK CARDS, INCORPORATED


                                      By:      /s/ Judith Whittaker
                                            -------------------------------
                                      Name:  Judith Whittaker
                                      Title: Executive Vice President

                                      HALLMARK ENTERTAINMENT HOLDINGS, INC.


                                      By:   /s/ Judith Whittaker
                                           -------------------------------
                                      Name:  Judith Whittaker
                                      Title: Vice President


                                      HALLMARK ENTERTAINMENT INVESTMENTS CO.


                                      By:    /s/ Judith Whittaker
                                           -------------------------------
                                      Name:  Judith Whittaker
                                      Title: Vice President



                                    19 of 25

                                   SCHEDULE I




The name and present principal occupation of each director and executive officer of Hallmark Cards, Incorporated, Hallmark Entertainment Holdings, Inc. and Hallmark Entertainment Investments Co. are set forth below. The business address for the directors and executive officers of Hallmark Cards, Incorporated and Hallmark Entertainment Investments Co. is c/o Hallmark Cards, Incorporated, 2501 McGee, Kansas City, Missouri 64108. The business address for the directors and executive officers of Hallmark Entertainment Holdings, Inc. is c/o Hallmark Entertainment Holdings, Inc., 1325 Avenue of the Americas, 21st Floor, New York, New York 10019. All the directors and executive officers listed on this Schedule I are United States citizens.


                                      HALLMARK CARDS, INCORPORATED
--------------------------------------------------------------------------------
            Name               Title
--------------------------------------------------------------------------------
Donald J. Hall          Director; Chairman of the Board
Donald J. Hall, Jr.     Director; Vice Chairman, President and Chief Executive
                        Officer
John F. Akers           Director; Retired
Nancye L. Green         Director; President, Donovan & Green
David E. Hall           Director; Senior Vice President, Human Resources
John P. Mascotte        Director; Retired
William D. Perez        Director; President and CEO of S.C. Johnson & Son, Inc.
Herman Cain             Director; Chairman of the Board, Godfather's Pizza, Inc.
Donald H. Fletcher      President - Hallmark North America
Robert J. Druten        Executive Vice President - Chief Financial Officer
Judith C. Whittaker     Executive Vice President, General Counsel, Secretary
Steve Paoletti          Senior Vice President - Sales
Anil Jagtiani           Senior Vice President - Corporate Strategy
James Welch             Senior Vice President - Marketing
Wayne Herran            Group Vice President - Operations



                      HALLMARK ENTERTAINMENT HOLDINGS, INC.
--------------------------------------------------------------------------------
            Name               Title
--------------------------------------------------------------------------------
Robert A. Halmi, Jr.           Director; President
Donald J. Hall, Jr.            Director; Vice Chairman, President and Chief
                               Executive Officer of Hallmark Cards
Robert J. Druten               Director; Executive Vice President and CFO of
                               Hallmark Cards
Peter von Gal                  Chief Operating Officer
Timothy Clyne                  Executive Vice President, Finance


                                    20 of 25

                      HALLMARK ENTERTAINMENT INVESTMENTS CO.
--------------------------------------------------------------------------------
            Name               Title
--------------------------------------------------------------------------------
Wilford V. Bane                Director
Arnold L. Chavkin              Director
Robert J. Druten               Director; President
David J. Evans                 Director
Donald J. Hall, Jr.            Director
Robert A. Halmi, Jr.           Director; Chairman

Irvine O. Hockaday, Jr.        Director

David B. Koff                  Director

John P. Mascotte               Director

Judith C. Whittaker            Vice President

Deanne R. Stedem               Vice President




                                    21 of 25

                                  SCHEDULE II


         To the knowledge of the Reporting Persons, listed below are the names of their executive officers and directors who beneficially own Common Stock, along with the number of shares each such person beneficially owns. To the knowledge of the Reporting Persons, the persons listed below are the only persons on Schedule I who beneficially own Common Stock. To the knowledge of the Reporting Persons, (a) each person listed below has the sole power to vote or direct to vote and dispose or direct to dispose those shares of Common Stock beneficially owned by such person and (b) each person beneficially owns shares of Common Stock representing less than 1% of the Class A Common Stock outstanding.



               Name                       Number of Shares
-----------------------------    ------------------------------------------
Donald J. Hall, Jr.              2,500
Nancye L. Green                  10,000
David E. Hall                    2,500
John F. Akers                    5,000
William D. Perez                 24,300
Donald H. Fletcher               1,000
Robert J. Druten                 9,500
Peter von Gal                    12,000
Robert A. Halmi, Jr.             175,000
John P. Mascotte                 18,373(1)
Timothy Clyne                    13,000
Steve Doyal                      1,500

Anil Jagtiani                    8,000

Wilford V. Bane, Jr.             8,373(2)



--------
1 Includes 8,373 shares of stock underlying options that are vested or will vest within 60 days.
2 Consists of shares of stock underlying options that are vested or will vest within 60 days.

                                    22 of 25

               Name                       Number of Shares
-----------------------------    ------------------------------------------


Arnold L. Chavkin                89,529,669(3)

David J. Evans                   1,192,975(4)

Irvine O. Hockaday, Jr.          20,000

David B. Koff                    8,373(2)














--------
3 Includes 8,373 shares of stock underlying options that are vested or will vest within 60 days. Mr. Chavkin shares investment and voting power with JPMorgan Partners (BHCA), L.P., but disclaims beneficial ownership of such shares.
4 Includes 1,180,975 shares of stock underlying options that are vested or will vest within 60 days.



                                    23 of 25

                                 EXHIBIT INDEX

Exhibit Number                          Description
--------------------------------------------------------------------------------
(1) Contribution Agreement, dated as of January 27, 2000, by and among Hallmark Entertainment, Inc., Crown Media, Inc., Liberty Media Corporation, Vision Group Incorporated, VISN Management Corp., National Interfaith Cable Coalition, Inc., Chase Equity Associates, L.P. and Crown Media Holdings, Inc. (previously filed as Exhibit 2.1 to the Registration Statement on Form S-1/A (Amendment No. 1) of Crown Media Holdings, Inc., Commission File No. 333-95573, filed on March 10, 2000, and incorporated herein by reference)

(2) Second Amended and Restated Stockholders Agreement, dated as of August 30, 2001, by and among Hallmark Entertainment, Inc., Liberty Media Corporation, Liberty Crown, Inc., VISN Management Corp., JP Morgan Partners (BHCA), L.P., DIRECTV Enterprises, Inc. and Crown Media Holdings, Inc. (previously filed as Exhibit 10.6 to the Quarterly Report on Form 10-Q of Crown Media Holdings, Inc., Commission File No. 000-30700, filed on November 13, 2001 and incorporated herein by reference)

(3) Purchase and Sale Agreement, dated as of April 10, 2001, by and between Hallmark Entertainment Distribution LLC and Crown Media Holdings, Inc. (previously filed as Appendix A to the definitive proxy materials of Crown Media Holdings, Inc. filed on May 7, 2001 and incorporated herein by reference)

(4) Stock Purchase Agreement, dated as of July 24, 2001, by and between The Jim Henson Company, Inc. and Hallmark Entertainment (previously filed as Exhibit 5 to the Schedule 13D/A Amendment No. 1 of the Reporting Persons filed on August 7, 2001 and incorporated herein by reference)

(5) Registration Rights Agreement, dated as of September 28, 2001, by and between Crown Media Holdings, Inc. and Hallmark Entertainment Distribution LLC (previously filed as Exhibit 6 to the Schedule 13D/A Amendment No. 2 of the Reporting Persons, filed on October 16, 2001 and incorporated herein by reference)

(6) Agreement, dated as of December 31, 2001, by and between Hallmark Entertainment, Inc. and Hallmark Entertainment Holdings, Inc. (previously filed as
                              Exhibit 8 to the Schedule 13D/A Amendment No. 3 of the Reporting Persons, filed on January 18, 2002 and incorporated herein by reference)

(7) Acknowledgement and Agreement, dated December 31, 2001, by Hallmark Entertainment Holdings, Inc. (previously filed as Exhibit 10 to the

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


Exhibit Number                          Description
--------------------------------------------------------------------------------
                              Schedule 13D/A Amendment No. 3 of the Reporting Persons, filed on January 18, 2002 and incorporated herein by reference)

(8) Assignment Acknowledgment, dated September 28, 2001, by and between Hallmark Entertainment Distribution, LLC and Crown Media Holdings, Inc. (previously filed as Exhibit 11 to the Schedule 13D/A Amendment No. 3 of the Reporting Persons, filed on January 18, 2002 and incorporated herein by reference)

(9) Assignment Acknowledgment, dated December 31, 2001, by and between Hallmark Entertainment, LLC and Crown Media Holdings, Inc. (previously filed as Exhibit 12 to the Schedule 13D/A Amendment No. 3 of the Reporting Persons, filed on January 18, 2002 and incorporated herein by reference)

(10) Option of Robert A. Halmi, Jr., dated October 31, 2001, by and between Hallmark Entertainment Holdings, Inc. and Robert A. Halmi, Jr. (previously filed as Exhibit 13 to the Schedule 13D/A Amendment No. 4 of the Reporting Persons, filed on March 22, 2002 and incorporated herein by reference)

(11) Joint Filing Agreement, dated as of March 13, 2003, by and between Hallmark Cards, Incorporated, Hallmark Entertainment Holdings, Inc. and Hallmark Entertainment Investments, Co.

(12) Contribution Agreement, dated as of March 11, 2003, by and among Hallmark Entertainment Investments, Co., Hallmark Entertainment Holdings, Inc., Liberty Crown, Inc., VISN Management Corp., and JP Morgan Partners (BHCA), L.P.

(13) Stockholders Agreement, dated as of March 11, 2003, by and among Hallmark Entertainment Investments, Co., Hallmark Entertainment Holdings, Inc., Liberty Crown, Inc., VISN Management Corp. and JP Morgan Partners (BHCA), L.P.

(14) Form of Consent and Waiver, dated as of March 11, 2003, to the Second Amended and Restated Stockholders Agreement, dated as of August 30, 2001, by and among Hallmark Entertainment Investments Co., Liberty Media Corporation, Liberty Crown, Inc., VISN Management Corp., JP Morgan Partners (BHCA), L.P., DirecTV Enterprises, Inc. and Crown Media Holdings, Inc.

(15) Acknowledgment and Agreement, dated March 11, 2003, by Hallmark Entertainment Investments Co.

(16) Assignment and Assumption Agreement, dated as of March 11, 2003, by and between Hallmark Entertainment Holdings, Inc. and Hallmark Entertainment Investments Co.





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

                                                                      EXHIBIT 11

                             JOINT FILING AGREEMENT



In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of Class A common stock, par value $0.01 per share, of Crown Media Holdings, Inc., and further agree that this Joint Filing Agreement (this "Agreement") be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.



Dated: March 13, 2003             HALLMARK CARDS, INCORPORATED


                                  By:    /s/ Judith Whittaker
                                        -----------------------------
                                  Name:  Judith Whittaker
                                  Title: Executive Vice President

                                  HALLMARK ENTERTAINMENT HOLDINGS, INC.


                                  By:    /s/ Judith Whittaker
                                         -----------------------------
                                  Name:  Judith Whittaker
                                  Title: Vice President


                                  HALLMARK ENTERTAINMENT INVESTMENTS CO.


                                  By:   /s/ Judith Whittaker
                                       -----------------------------
                                  Name:  Judith Whittaker
                                  Title: Vice President